August 20, 2010

Via EDGAR and Facsimile

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-4631

Attn:   Mr. Lyn Shenk

RE:	World Wrestling Entertainment, Inc.
Form 10-K: For the fiscal year ended December 31, 2009
Form 10-Q: For the quarterly period ended March 31, 2010
Definitive Proxy Statement filed March 17, 2010
File No. 001-16131

Dear Mr. Shenk:

     We are providing this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 28, 2010 regarding the Form 10-K for the fiscal year ended December 31, 2009 filed by World Wrestling Entertainment, Inc. (the “Company”) on February 25, 2010 (the “Form 10-K”), the Form 10-Q for the fiscal quarter ended March 31, 2010 filed by the Company on May 7, 2010 (the “Form 10-Q”), and the Definitive Proxy Statement on Schedule 14A filed by the Company on March 17, 2010 (the “Proxy Statement”). Set forth below are the Staff’s comments and our responses.

Form 10-K: For the fiscal year ended December 31, 2009

Item 6. Selected Financial Data, page 16

1.
Please expand your disclosure to briefly describe or cross-reference to a discussion of factors that have materially affected the comparability of the information reflected in your table of selected financial data. For example, we believe that it may be appropriate for you to briefly describe or cross-reference to discussions of (i) the material charge recorded during fiscal year 2009 for potentially uncollectible account receivable balances and (ii) the material impairment charge recorded against the carrying value of your feature film production assets during fiscal year 2007. In addition, please consider whether similar disclosure should accompany the table of quarterly financial data presented in Note 20 to your financial statements. Refer to Instruction 2 to Item 301 of Regulation S-K, as well as Item 302(a)(3) of Regulation S-K, for further guidance.

     The Company will provide additional disclosures in Item 6 in our Form 10-K filing for the year ended December 31, 2010 to further enhance the reader’s understanding of the Company’s results of operations and financial condition. Please see the Company’s proposed disclosure below with additional explanations provided for significant items of note during each period presented. We will include such disclosures in future filings, as applicable.

Mr. Lyn Shenk
Securities and Exchange Commission
August 16, 2010

“Item 6. Selected Financial Data

     The following table sets forth our selected financial data for the years ended December 31, 2010, December 31, 2009, December 31, 2008 and December 31, 2007, the eight month transition period ended December 31, 2006 and the fiscal year ended April 30, 2006. The selected financial data as of December 31, 2010, December 31, 2009 and December 31, 2008 and for the years ended December 31, 2010, December 31, 2009 and December 31, 2008 have been derived from the audited consolidated financial statements included elsewhere in this Annual Report. The selected financial data as of December 31, 2007, December 31, 2006 and April 30, 2006 and for the eight month transition period ended December 31, 2006, and the fiscal year ended April 30, 2006 have been derived from our audited consolidated financial statements, which are not included in this Annual Report. You should read the selected financial data in conjunction with our consolidated financial statements and related notes and the information set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this Annual Report.

Financial Highlights:
	For the periods ended December 31,					For the period ended April 30,
	2010 (1)	2009 (2) (3)	2008 (4)	2007 (4)	T 2006 (5)	2006
Net revenues	$-	$475.2	$526.5	$485.7	$262.9	$400.1
Operating income	$-	$77.1	$70.3	$68.4	$39.2	$70.5
Income from
continuing operations	$-	$50.3	$45.4	$52.1	$31.6	$47.0
Net income	$-	$50.3	$45.4	$52.1	$31.6	$47.0
Earnings per share, basic	$-	$0.68	$0.62	$0.73	$0.45	$0.68
Earnings per share, diluted	$-	$0.68	$0.62	$0.72	$0.44	$0.67
Dividends paid per
Class A share	$-	$1.44	$1.44	$0.96	$0.72	$0.72
Cash and short-term
investments	$-	$208.2	$177.3	$266.4	$248.2	$280.9

	As of December 31,					As of April 30,
	2010	2009	2008	2007	T 2006	2006
Total assets	$-	$440.6	$429.4	$470.1	$453.3	$479.4
Total debt	$-	$3.9	$4.9	$5.8	$6.7	$7.2
Total stockholders’ equity	$-	$337.0	$360.0	$383.4	$385.7	$396.2

Mr. Lyn Shenk
Securities and Exchange Commission
August 16, 2010

(1)	Placeholder for 2010 activity.
(2)	Operating income in 2009 includes the benefit of $8.3 million ($5.3 million, net of tax) related to incentives received relating to television and other productions. There were no similar incentives received in other periods. Please see Note 12 to the Consolidated Financial Statements.
(3)	Operating income in 2009 includes a charge of $7.4 million ($4.7 million, net of tax) relating to an allowance recorded against a receivable due from a previous distribution partner.
(4)	Operating income includes film impairment charges of $1.9 million ($1.2 million, net of tax) in 2008 relating to See No Evil and $15.7 million ($10.7 million, net of tax) in 2007 relating to The Condemned. Please see Note 8 to the Consolidated Financial Statements.
(5)	In June 2006, WWE changed its fiscal year to a calendar basis beginning with calendar 2007. Due to the change to a calendar year end, we established an eight month transition period from May 1, 2006 through December 31, 2006. The results from this time period are referred to throughout this report as “2006 transition period”, “T 2006”, or the “transition period”.”

Additionally, the Company will provide additional disclosures in our 2010 Form 10-K relating to the table of quarterly financial data presented in Note 20 to the consolidated financial statements in a similar manner.

“20. Quarterly Financial Summaries (unaudited)

	1st Quarter (1)	2nd Quarter (1)	3rd Quarter (2) (3) (4)	4th Quarter (2) (3) (4)
2010
Net revenues	$138,725	$106,842	$-	$-
Cost of revenues	$73,685	$63,094	$-	$-
Net income	$24,737	$6,251	$-	$-
Earnings per common share: basic and diluted
Net income	$0.33	$0.08	$-	$-

2009
Net revenues	$107,825	$138,794	$111,254	$117,288
Cost of revenues	$56,437	$75,750	$60,077	$63,583
Net income	$10,322	$19,874	$8,939	$11,168
Earnings per common share: basic and diluted
Net income	$0.14	$0.27	$0.12	$0.15

(1)	Our annual WrestleMania event occurred on March 28, 2010 and April 5, 2009. As such the results are recorded in our first quarter in 2010 and our second quarter in 2009. WrestleMania contributed approximately $28,806 in net revenues, $15,733 in cost of revenues and $8,785 in net income in Q1 2010 and $32,156 in net revenues, $17,152 in cost of revenues and $9,702 in net income in Q2 2009.
(2)	Cost of revenues in the fourth and third quarter of 2009 includes the benefit of $3,631 and $1,356, respectively, relating to incentives received relating to television and other productions.

Mr. Lyn Shenk
Securities and Exchange Commission
August 16, 2010

(3)	Net income in the fourth and third quarter of 2009 includes charges of $4,068 and $635, respectively, relating to allowances recorded against a receivable due from a previous distribution partner.
(4)	Net income in the fourth and third quarter of 2009 includes the benefit of $3,701 and $1,589, respectively, relating to incentives received relating to television and other productions.”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2009 compared to Year Ended December 31, 2008, page 18

2.	For annual as well as interim periods in which you have experienced material fluctuations in the “cost of revenues” attributable to a segment, or a presented component thereof, please expand your disclosure to provide a more detailed analysis of (i) the factors that have resulted in such fluctuations and (ii) the associated relative impact on the segment or component’s contribution margin. For example, we note from your disclosure that the cost of revenue attributable to your pay-per-view events declined for fiscal year 2009 due to lower production related costs. However, it is not clear from your disclosure how you were able to significantly reduce production costs, despite producing the same number of pay-per-view events. In this regard, we believe that you should provide a more detailed analysis of the factors that resulted in lower production costs, as additional analysis may allow readers to further assess the sustainability of both the cost savings and the pay-per-view contribution margin. Similarly, we believe that including a more detailed analysis of the “cost containment improvements” realized in connection with your television programming during fiscal year 2009 and the first quarter of 2010, as noted from your current disclosure, would provide meaningful information. In particular, such disclosure would enable readers to better understand how you were able to (a) reduce the “cost of revenue” in fiscal year 2009, despite the introduction of a new show in April 2009 and (b) significantly increase the contribution margin related to your television rights fees. Furthermore, we note instances in which you have not provided an analysis of material changes in the contribution margin for the presented components of your segments. For example, the fiscal 2009 contribution margin for venue merchandise increased by 12.8% on a relative basis from 39% in 2008 to 44% in 2009; yet, no analysis has been provided as to why or how. As another example, for the three months ended March 31, 2010, you did not provide an analysis of the variance in the profit contribution margin for live events, and there was no comparative information provided with regard to the North American profit contribution margin. Please also revise your disclosure to address these and similar changes to profit contribution margin.

Mr. Lyn Shenk
Securities and Exchange Commission
August 16, 2010

     The Company will expand its disclosures in future filings for annual as well as interim periods to provide more detailed analysis relating to the aforementioned items and additional factors driving fluctuations in “cost of revenues” and/or key factors driving the component’s or segment’s contribution margin.

     The Company has expanded its disclosure of such items across its segments in the recently filed 10-Q for the period ending June 30, 2010 to provide the reader with an increased understanding of our operations. We will continue to provide this information in our interim and annual filings and continue to expand explanations, where practicable, to make the information more useful to the readers of the financial statements. Samples of this expanded disclosure from our Live and Televised Entertainment segment have been included below for the Staff’s convenience.

     “…Live events revenues decreased primarily due the impact of our annual WrestleMania event, which occurred in the first quarter of 2010 as compared to the second quarter in 2009. Average attendance at our North American events was approximately 5,800 in the current quarter as compared to 8,200 in the prior year quarter. The average ticket price for North American events was $39.50 in the current quarter as compared to $46.25 in the prior year. In the prior year quarter, the WrestleMania event contributed approximately $8.4 million to live event revenue. Excluding the impact of WrestleMania, North American average attendance and ticket price was 7,200 and $34.47, respectively, in the prior year quarter. The profit contribution margin for live events decreased from 35% to 24% in the current quarter, reflecting the costs associated with the Icelandic volcano as well as the absence of WrestleMania…”

     Venue merchandise revenues decreased 32% from the prior year quarter, reflecting a 13% decrease in per capita spending by our fans and a 23% decline in attendance at our North American events. In the prior year quarter, revenues from our WrestleMania event contributed approximately $1.4 million, or 22%, of the quarterly venue merchandise revenue. The profit contribution margin increased from 44% to 49% in the current quarter due to a reduction in the costs of materials and the mix of products sold at venues…”

     Television rights fees reflect rate increases both in domestic and international markets. Television cost of revenues was essentially unchanged from the prior year quarter and reflects our continued efforts to manage our production costs and more efficiently produce our television programs. The profit contribution margin increased from 36% to 42% in the current quarter.”

Provision for Income Taxes, page 22

3.
Please expound upon what “tax benefits related to a change in previously unrecognized tax positions” represents. In this regard, discuss how and why it impacts your effective tax rate and provide a meaningful analysis of the factors and/or circumstances resulting in the changes in previously unrecognized tax positions. Additionally, based on the statutory and effective tax rate reconciliation table in the “Income Taxes” footnote (i.e., Note 11) to your financial statements, it appears that the decrease in the deferred tax asset valuation allowance materially impacted your effective tax rate for 2009. However, there is no discussion of that decrease, nor the factors and/or circumstances that resulted in such decrease, in your MD&A disclosure. Please revise your disclosure for the above noted items, and provide us with a copy of the intended revised disclosure.

     The Company will expand its annual disclosure relating to its Provision for Income Taxes in our 2010 Form 10-K to provide the reader with an enhanced understanding of items impacting the Company’s tax position. The Company will also expand its interim disclosures, as necessary, in annual and interim filings.

     Our proposed disclosure for the annual period of 2009 compared to 2008 is as follows:

“Provision for Income Taxes	2009	2008
Provision	$29.1	$23.9
Effective tax rate	37%	35%

Mr. Lyn Shenk
Securities and Exchange Commission
August 16, 2010

     Contributing to the higher effective rate in 2009 are changes in provisions for unrecognized tax benefits relating to uncertain tax positions. 2008 reflects a $2.1 million benefit from the recognition of tax benefits that were previously unrecognized, primarily as a result of the statute of limitations expiring in jurisdictions in which the Company had taken uncertain tax positions. This benefit was partially offset by $1.8 million of additional provisions for unrecognized tax benefits recorded during the year. During 2009, the Company recorded $0.3 million in additional provisions relating to uncertainty in its existing tax positions and also recorded an additional provision of $3.0 million relating to a tax position taken during the year.

     Also contributing to the increase in the effective tax rate in the 2009 rate is a $0.9 million decrease in tax-exempt interest income as compared to the prior year.

     Partially offsetting the increase in the effective rate is a $1.6 million benefit due to the reversal of a previously recorded valuation allowance relating to certain deferred tax assets. The Company realized capital gains during the current year which offset previously recorded capital losses for which realization was not expected, resulting in the reversal of the previously recorded valuation allowance.”

Liquidity and Capital Resources, page 27

4.
We note that you have provided a very limited analysis of the cash flows provided by your company’s operating activities here and in the Form 10-Q for the three months ended March 31, 2010. We note further that your “net cash provided by operating activities” has fluctuated much more significantly than your reported net income over the last three fiscal years. As such, for each reporting period presented in your statements of cash flows, please expand your disclosure to provide a detailed analysis of the net cash flows provided by operating activities. This analysis should address both reported cash flows and the variance between comparable periods. In addition, we note that your expanded disclosure should discuss your company’s cash flows in terms of cash receipts and cash disbursements, similar to your disclosure regarding the cash used for feature film production. Furthermore, you should discuss any business and/or operational factors that may have impacted or are expected to impact the amount of cash provided by your operating activities. For example, on page 14 of your Form 10-Q for the quarterly period ended March 31, 2010, you disclose that you have experienced a general slow-down in the receipt of payment from several of your partners/customers over the past several months. In this regard, your expanded disclosure should discuss the impact of the changes in the timing of collections on your cash flows from operating activities, if applicable and material. For further guidance, please refer to Section IV.B of our interpretive release “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm. Please provide your proposed expanded disclosure as part of your response.

Mr. Lyn Shenk
Securities and Exchange Commission
August 16, 2010

     The Company has expanded its discussions concerning cash from operating activities, beginning with the Form 10-Q for the period ended June 30, 2010, to further explain reported cash flows and fluctuations between comparable periods, and will continue this expanded disclosure in future interim and annual periods. The following is the expanded disclosure included in the Company’s 10-Q for the period ended June 30, 2010:

     “Cash flows from operating activities for the six months ended June 30, 2010 and June 30, 2009 were $24.9 million and $75.0 million, respectively. Approximately $27.1 million of this difference was due to the timing of film related spending. In the current period we spent approximately $21.8 million on film production related activities, of which we anticipate receiving $6.2 million of related tax incentives in future periods. We have not received any tax incentives for feature films in the current year period. In the prior year period we received $6.6 million in incentives related to film production, partially offset by $1.3 million of additional expenditures. Also driving a significant change in cash flow from operating activities was a $19.0 million increase in cash paid for taxes. In the prior year period we received a refund of $11.0 million related to an overpayment of prior year taxes. In the current period, our estimated payments are higher due to our estimated taxable income. Partially offsetting the decreases mentioned above was a $7.5 million advance received from a licensee in the current period, which was recorded as deferred income. Working capital, consisting of current assets less current liabilities, was $210.7 million as of June 30, 2010 and $222.7 million as of December 31, 2009.

     We receive production tax credits or refunds through various governmental programs designed to promote film and television production within the United States and international jurisdictions. We anticipate receiving approximately $10.0 to $14.0 million in production credits within the next twelve months. The timing and realizable amount of credits is impacted by our production schedule and limitations associated with monetization of the credits.

     Our accounts receivable represent a significant portion of our current assets and relate principally to a limited number of customers or distributors. Changes in the financial condition or operations of our distributors or customers may result in increased delayed payments or non-payments which would adversely impact our cash flows from operating activities and/or our results of operations.”

Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

Mr. Lyn Shenk
Securities and Exchange Commission
August 16, 2010

5.
Please disclose your accounting policies related to the recognition of revenue and costs attributable to your television rights contracts. In this regard, we believe that you should specifically disclose the manner and timing of both revenue and cost recognition. In addition, we believe that your expanded disclosure should discuss when and how you recognize television production incentives, such as the incentives of approximately $8.3 million that were both received and recognized in fiscal year 2009. Finally, please consider expanding your disclosure to provide a brief description of your television rights contracts (e.g., the typical length of your contracts and whether television rights fees are typically fixed, vary, or escalate over the term of your contracts), to the extent that such information would facilitate a better understanding of your revised disclosure.

     The Company will include in future filings, beginning with the 10-Q for the period ending September 30, 2010, its revenue recognition policy relating to television rights contracts in the future. In addition to Note 12 which discusses Film and Television Production Incentives, the Company will add disclosure to Note 2 regarding the Accounting Policy relating to these production incentives.

     Please see the following proposed disclosures to be included in our next interim filing:

     “Television Rights – Rights fees received from distributors of our television programming, both domestically and internationally, are recorded when the program has been delivered to the distributor and is available for exhibition. Our typical distribution agreement is between one and five years in length and frequently provides for contractual increases over its term.

     Expenses incurred in the production of our weekly television programming are expensed when the programming is first available for exhibition.

     Film and Television Production Incentives – The Company has access to various governmental programs that are designed to promote film and television production within the United States and certain international jurisdictions. Incentives earned with respect to expenditures on qualifying film, television and other productions are included as either an offset to our investment in films or a reduction in production expenses when we have reasonable assurance regarding the realizable amount of the incentive.”

Mr. Lyn Shenk
Securities and Exchange Commission
August 16, 2010

Note 13. Commitments and Contingencies

IPO Class Action, page F-20

6.
We note that on October 6, 2009, the United States District Court for the Southern District of New York granted final approval of a settlement agreement related to the purported class action filed against your company and certain of your officers in December of 2001. However, it is unclear from your disclosure whether the settlement agreement resulted in the recognition of any loss by your company. In addition, you state that (i) various objectors have filed notices to appeal the court’s decision and (ii) you are unable to predict whether those appeals will be successful. However, it is not clear from your disclosure whether your company has objected to either the settlement agreement or the court’s final decision. With regard to the observations noted above, please tell us and disclose as appropriate (a) whether your company has incurred a loss or financial obligation as a result of the settlement agreement, as well as the amount of such loss or obligation, if applicable, (b) whether you have accrued for the full amount of any financial obligations prescribed under the settlement agreement, and (c) whether you have objected to the settlement agreement and/or appealed the decision made by the court on October 6, 2009.

     We have provided additional disclosure in our Form 10-Q for the quarterly period ended June 30, 2010 as follows:

“IPO Class Action

     There has been no significant development in this legal proceeding subsequent to the disclosure in Note 13 of Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2009. The Company is a party to the settlement described in the Annual Report, and is not one of the parties appealing the settlement’s approval. Assuming those other party appeals are unsuccessful and the settlement is completed, no financial obligation has been or will be incurred by the Company and, accordingly, no loss has been or will be recognized.”

Form 10-Q: For the quarterly period ended March 31, 2010

Item 1. Consolidated Financial Statements (unaudited)

Consolidated Balance Sheet, page 3

Mr. Lyn Shenk
Securities and Exchange Commission
August 16, 2010

7.
We note that your “accrued expenses and other liabilities” balance at March 31, 2010 increased by more than 29% from the balance reported at December 31, 2009. However, the footnotes to your financial statements do not include any supplemental information regarding significant items that may comprise the balances reported for each period. While we acknowledge that Article 10 of Regulation S-X allows for the presentation of condensed consolidated financial information and reduced footnote disclosure in interim period financial statements, Article 10-01(a)(5) of Regulation S-X indirectly suggests that it may be appropriate to disclose the details of accounts which have changed significantly in amount or composition since the end of the most recently completed fiscal year. In this regard, it appears that it may have been appropriate for the footnotes to your financial statements to provide additional information regarding the composition of the “accrued expenses and other liabilities” balances reported for each reporting period. In future filings, please expand the footnotes to your interim period financial statements to provide additional information regarding the composition of accounts whose balance or composition has changed significantly since your most recently completed fiscal year.

As part of your response, please identify any material items included in the balance reported at March 31, 2010.

In future filings, the Company will provide additional disclosures where accounts have materially changed from the end of the most recently completed fiscal year. As such, we have added a footnote to the quarterly report on Form 10-Q for the period ended June 30, 2010 as follows:

“11. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following:

	June 30,	December 31,
	2010	2009
Accrued pay-per-view event costs	$6,714	$3,995
Accrued payroll and bonus related costs	5,856	11,499
Accrued legal and professional fees	2,037	3,462
Accrued home video production and
distribution	3,257	4,765
Accrued other	7,199	11,443

Total	$25,063	$35,164

Mr. Lyn Shenk
Securities and Exchange Commission
August 16, 2010

Accrued other includes accruals for our publishing, television, and licensing business activities, none of which exceeds 5% of current liabilities.”

In addition, we supplementally advise the Staff that the components of accrued expenses and other liabilities for the period ended March 31, 2010 are as follows:

	March 31,	December 31,
	2010	2009
Accrued pay-per-view event costs	$9,390	$3,995
Accrued payroll and bonus related costs	3,751	11,499
Accrued legal and professional fees	2,214	3,462
Accrued home video production and
distribution	4,898	4,765
Accrued income taxes	13,601	-
Accrued other	11,549	11,443

Total	$45,403	$35,164

Additionally, we have provided additional disclosures in the Liquidity and Capital Resources section of Management’s Disclosure & Analysis to address certain key fluctuations.

8.
Please tell us and, if appropriate, disclose both the nature of and reason for the significant increase to your current deferred income balance at March 31, 2010. At a minimum, it appears that it may be appropriate to discuss any related cash receipts as part of your MD&A disclosure regarding cash provided by operating activities.

During January 2010, the Company received approximately $7.5 million as an advance from a licensee, which was recorded as deferred income.

Mr. Lyn Shenk
Securities and Exchange Commission
August 16, 2010

     We have added disclosure in the Form 10-Q for the period ending June 30, 2010 in Management’s Discussion & Analysis to address this fluctuation. The disclosure is as follows:

Liquidity and Capital Resources

“…Partially offsetting the decreases mentioned above was a $7.5 million advance received from a licensee in the current period, which was recorded as deferred income.”

Note 6. Property and Equipment, page 10

9.
You state that during fiscal year 2010, you received tax credits related to your infrastructure improvements, which you recorded as a reduction to the carrying value of the related asset balances. However, you also state that depreciation for the quarter ended March 31, 2010 reflected a one-time benefit related to an infrastructure tax credit. In this regard, please explain to us the circumstances that resulted in the recognition of an infrastructure tax credit as a reduction to your reported depreciation expense, as opposed to a reduction to the carrying value of the related long-lived assets. As part of your response, also tell us whether you expect to receive additional infrastructure tax credits in future periods.

     The infrastructure tax credit was received and recognized in the current year and related to our upgrade to high-definition broadcasting. This project was completed in a prior year and the related assets were placed in service and commenced depreciation. Subsequent to the assets being placed in service the legislation surrounding the infrastructure credits was finalized, and we were able to apply for and receive the infrastructure credits. As a result, upon recognition of the tax credits, we recorded the receipt as a reduction of the basis of the related assets and adjusted the inception-to-date depreciation which resulted in the reduction to depreciation expense during the period. Prospectively, we will continue to depreciate the assets over the associated remaining lives at their reduced carrying values. Currently, we do not anticipate any additional infrastructure credits in the next twelve months; however, we may commence an expansion of our television production facility which may qualify for infrastructure credits in the future.

     We have added additional disclosures in the Form 10-Q for the period ending June 30, 2010 in Note 6 – Property and Equipment to the consolidated financial statements as follows:

     “During 2010 we received tax credits relating to our infrastructure improvements in conjunction with our transition to high definition. The credits were realized at $4,130 and were recorded as a reduction of the related assets.

     Depreciation and amortization expense for property and equipment was $3,356 and $5,132 for the three and six months ended June 30, 2010 as compared to $3,239 and $6,669 for the three and six months ended June 30, 2009. Depreciation expense in the current period reflected a one-time benefit of $1,674 from the recognition of an infrastructure tax credit discussed above. As the credit was received in the current period and related to assets placed in service in prior years, the adjustment to depreciation expense reflects the amount of previously recognized expense associated with the reduction in cost basis.

Mr. Lyn Shenk
Securities and Exchange Commission
August 16, 2010

The decrease reflects a $1.7 million benefit from the recognition of an infrastructure tax credit received in the current period. As the credit was received in the current period and related to assets placed in service in prior years, the adjustment to depreciation expense reflects the amount of previously recognized expense associated with the reduction of the related asset cost.”

Definitive Proxy Statement filed March 17, 2010 The Board and Committees, page 5

10.
We note your statement on page nine that “these management directors have among them significant expertise in creative matters, television, talent development, live events and consumer goods, each of which is a critical aspect of our business.” Please confirm that in future filings, you will discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director, on a director-by-director basis.

     In future proxy statements, the Company will include in this section descriptions of the specifics of management directors’ business backgrounds that led to the conclusion that the person should serve as a director, on a director-by-director basis.

Certain Relationships and Related Transactions, page 24

11	We note your disclosure on page 24 that Mr. Levesque’s compensation is in line with comparable figures. Please confirm that in future filings you will provide the disclosure regarding his compensation required by Item 404(a) of Regulation S-K.

The Company believes that the qualitative description of Mr. Levesque’s role as a top talent with the Company is adequately disclosed to investors and that providing the quantification of his compensation technically required by Item 404(a) of Regulation S-K would place the Company at a competitive disadvantage. As mentioned in the proxy statement, consistent with pay practices of our other top stars, Mr. Levesque’s pay consists of a mixture of pay for performances and royalties for certain Company products bearing his name and likeness, subject to a minimum guarantee. A quantification of talent pay has never been publicly disclosed. We believe that such disclosure would be used unfairly by our competition and potentially by other talent during negotiations of their compensation.

Mr. Lyn Shenk
Securities and Exchange Commission
August 16, 2010

     By way of background, and as summarized in the proxy statement, Mr. Levesque was an established star before his marriage to Stephanie McMahon, pursuant to which he became a related party. Mr. Levesque joined the Company in 1995, and married in 2003. In the six years since he became a related party, Mr. Levesque’s average annual pay has been significantly below that which he was paid in the four years prior to his marriage. Mr. Levesque’s highest paid year with the Company was 2000. Mr. Levesque has not been our highest paid talent in any of the past five years. We believe this amply demonstrates the statement made in the proxy that “we believe his pay is generally consistent with that of our other top stars.” We also believe that this background information establishes that Mr. Levesque’s pay is not influenced by the fact that he is a related party. The Company is willing to add a sentence to this effect in next year’s proxy statement.

     We do note that the Company is currently planning to add to Mr. Levesque’s role at the Company by giving him certain employment functions for which he would be compensated as an employee beyond his talent pay. It is not anticipated that he will be an executive officer. As these amounts will be paid for non-talent employment services and unrelated to his independent contractor talent services, they would be fully disclosed in the proxy statement in the same manner in which we disclosed Shane and Stephanie McMahon’s compensation.

*          *          *

     In connection with responding to the Staff’s comments, we hereby acknowledge that:
  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.
     Thank you for your consideration. If you require any additional information on these issues, or if I can provide you with any other information that will facilitate your continued review of the Form 10-K, Form 10-Q and the Proxy Statement, please contact me at (203) 352-8684 at your earliest convenience.

Mr. Lyn Shenk
Securities and Exchange Commission
August 16, 2010

Very truly yours,

/s/ George A. Barrios
George A. Barrios
Chief Financial Officer